Exhibit 99.133

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD AGREES TO SELL 50% INTEREST IN TI-PA-HAA-KAA-NING GOLD
PROPERTY FOR 19.97% INTEREST IN NORTHERN SUPERIOR RESOURCES INC.

Toronto, Ontario (March 31, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that the Company has signed a letter of intent with Northern Superior Resources Inc. (SUP-TSX.V) (“Northern Superior”) for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior for 25,000,000 common shares of Northern Superior, and other consideration. The shares to be obtained by Lake Shore Gold will result in the Company holding approximately 19.97% of issued and outstanding shares of Northern Superior.

The Ti-pa-haa-kaa-ning property is a large land position in Northwestern Ontario covering 42,719 hectares, which is currently owned 50% by Northern Superior, which acts as project operator, and 50% by Lake Shore Gold under a joint venture agreement. Exploration success on the property has included the discovery of a highly prospective gold grain-in-till dispersal apron, averaging 10.02 gold grains per kilogram of overburden, with an estimated fertile strike length of at least six kilometres.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “By consolidating the joint venture in exchange for a significant equity position in Northern Superior, Lake Shore Gold will continue to benefit from progress at Ti-pa-haa-kaa-ning, as well as at Northern Superior’s other prospective properties, while also being positioned to focus our efforts on advancing our core projects in Timmins, including Timmins Mine, Thunder Creek and Bell Creek Complex. The successful exploration, development and operation of these three projects will propel the Company into the ranks of mid-tier gold producers, while projects like Ti-pa-haa-kaa-ning will continue to represent important sources of future potential growth and value.”

Among other terms included in the letter of intent Lake Shore Gold will: receive warrants to purchase 12,500,000 common shares of Northern Superior at a price of $0.30 per share for 5 years; have a right to participate in any future equity financings pro rata in order to maintain its ownership interest in Northern Superior for a period of five years; be entitled to nominate two directors to serve on Northern Superior’s board; and receive an assignable 2% Net Smelter Royalty (“NSR”) on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000,000.

This transaction is subject to the negotiation and execution of a definitive agreement and to the approval of relevant stock exchanges and other regulatory authorities as necessary.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently performing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s development and operating initiatives, exploration activities, geological interpretations, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com